03013945

AHS 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING FEB 28 2003 WASH. D.C. 207 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunset Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

Kansas City	MO	64111-2565
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory E. Smith 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Central Park Plaza, Ste 1501	Omaha	NE	68102-1626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory E. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY SEAL — ROMA K. WOOD, NOTARY PUBLIC, STATE OF MISSOURI

Signature

President

Title

ROMA K. WOOD
Notary Public - Notary Seal
STATE OF MISSOURI
Commissioned in Platte County
My Commission Expires: August 31, 2004

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report of Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunset Financial Services, Inc.

Financial Statements

December 31, 2002 and 2001

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31 2002	December 31 2001
	(in thousands)	
Assets		
Cash and cash equivalents	$ 792	669
Accounts receivable (net of allowance of $9,000 in 2002 and 2001)	116	149
Other assets	-	35
	$ 908	853
Liabilities and Stockholder's Equity		
Commissions payable	$ 430	426
Due to affiliated entities	141	89
Accounts payable and accrued liabilities	86	86
Total liabilities	657	601
Stockholder's equity:		
Common stock, par value $10. Authorized, 50,000 shares; Issued and oustanding, 5,000 shares	50	50
Paid-in capital	50	50
Retained earnings	151	152
Total stockholder's equity	251	252
	$ 908	853

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS

	2002	2001
	(in thousands)	
Revenues		
Commissions:		
Transactions for unaffiliated entities	$ 7,604	8,550
Transactions for affiliated entities	5,297	8,270
Investment and other income	12	24
Total revenues	12,913	16,844
Expenses		
Commissions	11,909	15,754
Administrative fees	965	1,026
Operating expenses	40	64
Total expenses	12,914	16,844
Income (loss) before income taxes	(1)	-
Income tax expense	-	-
Net income (loss)	$ (1)	-

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

	2002	2001
	(in thousands)	
Common stock, beginning and end of year	$ 50	50
Paid-in-capital, beginning and end of year	50	50
Retained earnings:		
Beginning of year	152	152
Net income (loss)	(1)	-
End of year	151	152
Total stockholder's equity	$ 251	252

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS

		2002	2001
		(in thousands)	
Operating Activities			
Net income (loss)	$	(1)	-
Changes in assets and liabilities:			
Accounts receivable and other assets		68	99
Commissions payable		4	(189)
Due to affiliated entities		52	(24)
Accounts payable and accrued liabilities		-	9
Net cash provided (used)		123	(105)
Cash and cash equivalents at beginning of year		669	774
Cash and cash equivalents at end of year	$	792	669

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
Notes to Financial Statements

Significant Accounting Practices

Organization
Sunset Financial Services, Inc. (the Company) is a full-service brokerage firm offering a wide range of financial products. The Company is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The sales force of the Company consists primarily of agents of Kansas City Life and Sunset Life Insurance Company of America (Sunset Life), a wholly-owned subsidiary of Kansas City Life.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of 3 months or less to be cash equivalents.

Securities Transactions
Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Income Taxes

The Company files a consolidated tax return with certain non-insurance affiliates of its parent, Kansas City Life. Income taxes are calculated as if the Company filed on a separate return basis.

No deferred income taxes have been provided as there are no differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Agreement with Clearing Broker

The Company acts as an introducing broker/dealer and clears all general securities transactions with and for customers on a fully disclosed basis with Correspondent Services Corporation, a clearing broker. All customer funds and securities are received by the clearing broker which carries the customer accounts and maintains the records of customer transactions pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these services, the Company will pay

clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred which may result from the clearing of customer transactions for the Company.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, Company had net capital of $231,000, which was $181,000 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital is 2.84 to 1.

Related Party Transactions

Pursuant to terms of an agreement, Kansas City Life furnish certain fixed assets and administrative services to the Company. The administrative fees for providing such items, as determined by Kansas City Life, amounted to $965,000 ($1,026,000 - 2001).

The Company executed brokerage transactions for Kansas City Life and Sunset Life and recorded brokerage commissions related to these transactions, as identified in the Statement of Operations. Accounts receivable at December 31, 2002 and 2001 included receivables from affiliates of $13,100 and $14,600, respectively.

Contingencies

In November 2000, the Company was named as a codefendant, with numerous other defendants, in a lawsuit filed by a client of a former representative alleging conversion of the client's funds. The amount alleged to have been converted is approximately $400,000. The Company has prevailed in its motion for summary judgment. The plaintiff is expected to appeal.

In September 2001, the Company was named as a codefendant, with numerous other defendants, in a lawsuit filed by several clients of two former representatives. The lawsuit alleges that the former representatives participated in sales of offshore annuity products which were unsuitable to the clients' needs. The total amount of damages is approximately $500,000. The case is to be consolidated with a related case. The parties will then meet to schedule discovery.

In October 2001, the Company was named as a defendant, along with a former representative and several other defendants, in a lawsuit filed by a client alleging conversion of the client's funds by the representative. Actual amount of damages is in excess of $85,000. The case is still in discovery.

Contingencies (continued)

In October 2001, the Company was named as a codefendant, with a former representative, in a lawsuit alleging fraud and breach of fiduciary duty. The Company's Motion to Compel Arbitration, as provided in the new account form, was denied. The Company has appealed the decision.

In March 2002, the Company was named a defendant, with a former representative, in a lawsuit alleging breach of securities laws and failure to supervise. Actual amount of fine is unspecified. Progress has been made to move the case from court to an administrative proceeding. Settlement discussions are pending.

In June 2002, the Company was named a defendant with one of its representatives in an arbitration proceeding. The Complainant alleges unsuitable sales of mutual funds and improper supervision. The amount of damages claimed is $115,000. Hearing has been set for July 2003.

In July 2002, the Company was named a defendant, with several other defendants in a lawsuit by a client alleging securities fraud by former representatives of the company. The amount of damages requested is unstated, but is at least $250,000. The Company and its parent have settled the case for $10,000, pending a court determination of good faith settlement.

In January 2003, the Company was named as a defendant, with its parent, two active representatives and an unrelated insurance company as codefendants, in a lawsuit filed by a former client. The plaintiff alleges deceptive trade practices and fraud in the sale of securities. The Company and its codefendants will file a motion to arbitrate the claim.

It is not reasonably possible at this time to make any conclusion as to the outcome of active litigations, but based on information currently available management does not consider it likely that any of the active litigations will result in a material impact to the Company's net capital.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I		December 31 2002 *(in thousands)*
Net Capital		
Total stockholder's equity	$	251
Non-allowable assets		4
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))		16
Net capital		231
Minimum net capital requirement		50
Excess net capital	$	181
Aggregate Indebtedness		
Commissions payable	$	430
Due to affiliated entities		141
Accounts payable and accrued liabilities		86
Aggregate indebtedness	$	657
Ratio of aggregate indebtedness to net capital		2.84 to 1

Statement regarding Rule 17a-5(d)(4)

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2002.

SUNSET FINANCIAL SERVICES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. The Company clears transactions through Correspondent Services Corporation.

KPMG

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sunset Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Sunset Financial Services, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2003
Omaha, Nebraska

KPMG

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc. (the Company) as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2003
Omaha, Nebraska